
RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 2 2007
WASH, D.C.
203



07000739

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwest Merchant Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3422 Binkley
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Merchant Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH G. MEANS
Notary Public, State of Texas
My Commission Expires
SEPT. 12, 2009

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOUTHWEST MERCHANT GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2006

SOUTHWEST MERCHANT GROUP, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Southwest Merchant Group, Inc.

We have audited the accompanying statement of financial condition of Southwest Merchant Group, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Merchant Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 5, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SOUTHWEST MERCHANT GROUP, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 7,009
Fees receivable	285,000
Prepaid expense	1,959
Deposits	100
	$ 294,068

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Discretionary incentive bonuses payable	$ 283,000
	283,000
Stockholder's equity	
Common stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	35,552
Retained earnings (deficit)	(24,494)
Total stockholder's equity	11,068
	$ 294,068

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Investment banking fees	$ 305,000
Consultant fees	213,150
Interest income	184
	518,334
Expenses	
Employee compensation and benefits	502,920
Commissions expense	10,000
Regulatory fees and expenses	1,299
Occupancy and equipment costs – related party	4,128
Other expenses	5,598
	523,945
Loss before income taxes	(5,611)
Provision for federal income taxes	-0-
Net loss	$ (5,611)

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2005	$ 10	$ 27,019	$ (18,883)	$ 8,146
Capital contribution		8,533		8,533
Net loss			(5,611)	(5,611)
Balances at December 31, 2006	$ 10	$ 35,552	$ (24,494)	$ 11,068

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

Balance, at December 31, 2005	$ -0-
Increases	-0-
Decreases	-0-
Balance, at December 31, 2006	$ -0-

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (5,611)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Increase in fees receivable	(285,000)
Increase in prepaid expense	(1,959)
Increase in discretionary incentive bonuses payable	283,000
Net cash provided (used) by operating activities	(9,570)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	8,533
Net cash provided (used) by financing activities	8,533
Net decrease in cash and cash equivalents	(1,037)
Cash and cash equivalents at beginning of year	8,046
Cash and cash equivalents at end of year	$ 7,009

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Southwest Merchant Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the National Association of Securities Dealers ("NASD"). The Company's revenues are earned primarily from investment banking services and consulting. The Company's business is conducted with customers located throughout Texas.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of approximately $6,989 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 2 - Net Capital Requirements, continued

In compliance with NASD's Interpretations of Financial & Operational Rules, the Company has determined net capital by excluding amounts accrued for discretionary incentive bonuses from aggregate indebtedness and adding such amounts back to net worth.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company has a net operating loss carryforward of approximately $24,277 available to offset future taxable income and expires as follows:

Year Ended December 31,	
2018	$ 11,905
2019	427
2021	1,072
2023	232
2024	110
2025	4,920
2026	5,611
	$ 24,277

Deferred income tax assets are approximately $3,642 and are fully offset by a valuation allowance of $3,642. The deferred income tax asset and related valuation allowance increased by $842 for the year ended December 31, 2006.

Note 5 - Related Party

The sole shareholder has agreed to furnish office space, various items of personal property, and various general and administrative services to the Company. $4,128 were paid by the Company under this arrangement for the year ending December 31, 2006 and are reflected in occupancy and equipment costs.

SOUTHWEST MERCHANT GROUP, INC.
Notes to Financial Statements
December 31, 2006

Note 6 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

Schedule I

SOUTHWEST MERCHANT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 11,068
Add:		
Other deductions or allowable credits:		
Discretionary incentive bonuses payable		283,000
Total capital and allowable subordinated liabilities		294,068
Deductions and/or charges		
Non-allowable assets:		
Fees receivable	$ 285,000	
Prepaid expense	1,959	
Deposits	100	(287,059)
Net capital before haircuts on securities positions		7,009
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(20)
Net capital		$ 6,989

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition

Total aggregate indebtedness	$ -0-

Schedule I (continued)

SOUTHWEST MERCHANT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 1,989
Excess net capital at 1000%	$ 6,989
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$	9,050
Difference:		
Net decrease in allowable receivable net of related payable		(2,000)
Increase in non-allowable deposit		(100)
Other miscellaneous differences		39
Net capital per audited report	$	6,989

Schedule II

SOUTHWEST MERCHANT GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Southwest Merchant Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Southwest Merchant Group, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 5, 2007

END